AMENDED AND RESTATED CONSULTING AGREEMENT

THIS AGREEMENT, dated as of July 10, 2006 (the “Effective Date”), is between Titan Trading Analytics Inc. (“Titan”) having an office at Suite 13, 18104 - 102nd Avenue, Edmonton, AB, T5S 1S7 and Cignal Technologies, LLC, a Rhode Island Limited Liability Company (the “Consultant”) and Philip Carrozza (“Philip”) an individual, both of which are resident at 375 Ocean Road, Narragansett, Rhode Island, USA.

BACKGROUND

A.

Titan, the Consultant and Philip entered into a Software Transfer Agreement (the “Original Software Transfer Agreement”) dated February 2, 2006, pursuant to which the Consultant and Philip transferred ownership of the software described in that Agreement (the “Software”) to Titan.

B.

Titan, the Consultant and Philip have amended and restated the terms of the Original Software Transfer Agreement pursuant to the terms of an amended and restated software transfer agreement (the “Amended and Restated Software Transfer Agreement”) dated as of the date hereof.

C.

The Consultant has expertise in software design, programming, maintenance and support.

D.

As part of the consideration provided to Titan pursuant to the Original Software Transfer Agreement, the Consultant entered into a Consulting Agreement dated February 2, 2006 (the “Original Consulting Agreement”) to maintain, support and improve the Software, to provide general software programming and consulting services to Titan, and to provide other services as may be reasonably requested by Titan from time to time (collectively, the “Consulting Services”).

E.

In connection with the Amended and Restated Software Transfer Agreement, the parties wish to amend and restate the terms of the Original Consulting Agreement on the terms and conditions set out herein.

F.

The Consultant has provided the Consulting Services, through Philip, to Titan since June, 2004.

G.

Titan wishes to continue to retain the Consultant to provide the Consulting Services and the Consultant wishes to continue to provide such services to Titan.

AGREEMENTS

For good and valuable consideration, the receipt and sufficiency of which each party  acknowledges, the parties agree as follows:

1.

Consulting Services.  The Consultant will continue to provide the Consulting Services to or for the benefit of Titan as requested from time-to-time by Titan.

2.

Fees.  Titan will pay the Consultant US$7,500 per month (the “Fees”) as and from June, 2004 until the date of execution of this agreement and commencing the month after execution, the sum of US$10,000 per month until termination of this Agreement.  The Fees are inclusive of all taxes and contributions, and the Consultant will promptly pay, as they become due, all taxes and contributions required to be paid by applicable law.

3.

Nature of Relationship.   The Consultant is an independent contractor, not an employee or agent of Titan.  The Consultant will not claim to be Titan’s agent or enter into any agreements on Titan’s behalf.  The Consultant will, at its own expense, provide all tools and materials which are necessary for completion of the Consulting Services.  The Consultant is not an “insured person” within the meaning of the Unemployment Insurance Act (Canada) and Titan will not pay any “employer’s premium” within the meaning of the Act.  Titan is interested only in the results achieved by the Consultant, and the conduct and control of the work will lie solely with the Consultant.

4.

Insurance.  The Consultant and Philip acknowledge that the Consultant will not be covered by any liability insurance obtained by Titan, and acknowledges that Titan has recommended that the Consultant obtain such insurance.

5.

Ownership of Work Product.  All work product (“Work Product”) generated or created by the Consultant or Philip in connection with the performance of the Consulting Services will be the exclusive property of Titan automatically from the time of generation or creation.  In this Agreement “Work Product”  includes, without limitation: (a) data, computer programs (including all modifications, upgrades, updates and other improvements to the Software), reports, drawings, diagrams, designs, inventions, research, and discoveries;  and (b) all proprietary rights and interests in, to or associated with Work Product (the “Proprietary Interests”) including without limitation, patents, copyrights, confidential information, goodwill and the right to patent, register, or record proprietary rights and interests.

6.

Moral Rights.   Titan may use, alter, vary, adapt and exploit Work Product as it sees fit.  The Consultant and Philip waive all “moral rights” relating to Work Product in favour of Titan.

7.

Further Assurances.  When requested by Titan, the Consultant and Philip will promptly do all acts and execute and deliver to Titan all instruments that may be required to effect, register, record, or otherwise perfect the interest of Titan in or relating to Work Product or Proprietary Interests.

8.

Representations and Warranties of the Consultant and Philip.  Each of the Consultant and Philip represent and warrant to Titan that: (a) the Consultant has the necessary skills and experience to perform the Consulting Services, (b) the Consultant will perform his tasks under this Agreement in a professional manner and will comply with the applicable rules and policies of Titan while on Titan’s premises, (c) the Consultant and Philip will be the sole authors and creators of all of the Work Product, and (d) the Work Product (and all parts thereof) will not infringe the Proprietary Interests of any third party.  The Consultant and Philip will have materially breached this Agreement if any of these representations and warranties is ever materially untrue.

9.

Confidentiality.   In this Agreement, “Confidential Information” means all data, information or material relating to Titan’s business or assets, including without limitation, computer programs, know-how, intellectual property, trade secrets, the Work Product, Software and supplier and client lists.  During the term of this Agreement and thereafter until the Confidential Information enters the public domain through no fault of the Consultant or Philip, the Consultant and Philip: (a) will use their respective best efforts to protect the Confidential Information from disclosure to any third party, and (b) will not disclose the Confidential Information to any third party without Titan’s prior written consent.

Notwithstanding the foregoing, the Consultant has all of the rights set forth in section 1.5 of the Amended and Restated Software Transfer Agreement.

10.

Conflict of Interest.  The Consultant and Philip will act with the utmost good faith in all his dealings with Titan and will not carry on any activity that conflicts with this obligation.

11.

Non-Competition.

(a)

Subject to Titan complying with its obligations in this Agreement, each of the Consultant and Philip agrees with and for the benefit of Titan that for a period of six months from the cessation or termination of this Amended and Restated Consulting Agreement; they will not for any reason, directly or indirectly, either as an individual or as a partner or joint venturer or as an employee, principal, consultant, agent, shareholder, officer, director, or salesperson for any person, firm, association, organization, syndicate, company or corporation, or in any manner carry on, be engaged in, concerned with, interested in, advise, lend money to, guarantee the debts or obligations of, permit his name or any part of it to be used or employed by, any person, business, firm, association, syndicate, company, organization or corporation concerned with or engaged in or interested in a business which is the same as, or competitive with, the business of Titan and its subsidiaries including, without limitation, any business relating to computerized trading systems within the geographical areas where Titan carries on its business, being the Countries of:

i)

Canada; or

ii)

the United States.

Furthermore, each of the Consultant and Philip, for a period of six months from the cessation or termination of this Amended and Restated Consulting Agreement, however, caused, will not solicit or accept business with respect to products competitive with those of the Corporation from any of the Corporation’s or its subsidiaries’ customers wherever situate; provided that the Consultant and Philip shall be entitled, for investment purposes, to purchase and trade shares of a public company which are listed and posted for trading on a recognized stock exchange and the business of which public company may be in competition with the business of the Corporation or its subsidiaries, provided that the Consultant and Philip shall not directly or indirectly, own collectively more than ten (10) percent of the issued share capital of the public company, or participate in its management or operation or in any advisory capacity.

(b)

Each of the Consultant and Philip further agree that, during engagement pursuant to this Amended and Restated Consulting Agreement and for a period of six months following termination of the Consultant’s engagement, however caused, he will not hire or take away or cause to be hired or taken away any employee or consultant of Titan, including employees and consultants of any wholly-owned or partially-owned subsidiary of Titan or, following termination of the Consultant’s engagement, however caused, any employee or consultant who was in the employ of the Corporation or any of its wholly-owned or partially-owned subsidiaries during the twelve (12) months preceding termination.

(c)

Any provision of this Amended and Restated Consulting Agreement prohibited by law in any jurisdiction shall be ineffective to the extent of such prohibition without in any way invalidating or affecting the remaining provisions of this Amended and Restated Consulting Agreement or without invalidating or affecting the provisions of this Amended and Restated Consulting Agreement within those jurisdictions where not prohibited by law.

(d)

In the event that the geographical restrictions and time period restrictions relating to competition provided for in this Section 11 are found to be unreasonable by a Court of competent jurisdiction, then the restrictive covenant applicable to competition within time periods and geographical areas shall be restricted to such boundaries and time periods as are found to be reasonable by such court: PROVIDED THAT if a Court of competent jurisdiction determines that any portion of this Section is unreasonable then this Section shall be deemed to prohibit only such actions within such time periods and geographical boundaries as are found to be reasonable and enforceable by such Court.

12.

Indemnity.  Each of the Consultant and Philip will indemnify and save harmless Titan and Titan’s directors, officers, employees and other representatives from and against all damages, liabilities, costs and expenses (including legal fees and costs) claimed against or incurred by Titan or Titan’s directors, officers, employees or representatives in connection with any claims by a third party arising from: (a) a breach of this Agreement by the Consultant, (b) the invalidity or untruthfulness of any of the Consultant’s representations or warranties in this Agreement, or (c) any act or omission by the Consultant, including the Consultant’s failure to make the remittances referred to in section .

13.

Term.  Subject to Section 14, this Agreement will remain in effect until October 31, 2008.

14.

Termination.  This Agreement may be terminated by either party, without entitlement of either party to termination or severance pay, as follows:

(a)

for cause, if the other party is in material default of any obligation in this Agreement and has not cured that default within 30 days after receiving notice thereof from the other party; or

(b)

upon the bankruptcy or insolvency of the other party or upon the other party making an assignment for the benefit of creditors or appointing a receiver or trustee-in-bankruptcy.

Titan may also terminate this agreement without cause, without entitlement of the Consultant or Philip to termination or severance pay, for convenience after the expiration of 60 days’ notice to the Consultant.

15.

Effect of Termination.  Upon termination of this Agreement:

(a)

Titan will pay the Consultant all outstanding Fees for Consulting Services provided in accordance with this Agreement; and

(b)

the Consultant and Philip will immediately deliver to the other Titan all material in his possession or control that bears, embodies, or reveals any Work Product, Confidential Information or any material supplied to the Consultant by Titan.

Sections 3, 5, 6, 7, 8, 9, 10, 11, 12 and 15 will survive termination of this Agreement.

16.

General - Time: Time is of the essence in  this Agreement.  Waiver: No waiver, delay, or failure to act by Titan regarding any particular default or omission by the Consultant will prejudice or impair any rights or remedies of Titan regarding that or any subsequent default or omission that are not expressly waived in writing.  Time will continue to be of the essence following all such waivers, delays, and failures to act.  Disputes: This Agreement is governed by the laws applicable in Alberta.  All disputes under or relating to this Agreement will be submitted to and resolved in the Courts of Alberta.  Further Assurances: The parties will execute and deliver to each other any further instruments, and do any further acts, that may be required to give full effect to the intent expressed in this Agreement.  Entire Agreement:  This Agreement supersedes all prior agreements of the parties regarding the subject matter of this Agreement, and constitute the whole agreement with respect to that subject matter.  Assignment: The Consultant may not assign this Agreement without Titan’s prior written consent, which may be withheld without cause.  Amendments: All amendments to this Agreement must be in writing and signed by the parties’ duly authorized representatives.  Enurement: This Agreement will enure to the benefit of and be binding upon the parties and their lawful successors and permitted assigns.

17.

Independent Legal Advice.  The Consultant has had ample opportunity to have this Agreement reviewed by his own lawyer and has either done so or voluntarily chosen not to do so.

TO EVIDENCE THEIR AGREEMENT each of the parties executed this Agreement as of the Effective Date.

Cignal Technologies, LLC. By: Signed: “Philip Carrozza” Philip Carrozza - President Dated: July 27, 2006	Titan Trading Analytics Inc. By: Signed: “Ken Powell” Ken Powell - President Dated: July 13, 2006
SIGNED AND DELIVERED on July 27, 2006 in the presence of: Signed: “Aimee Miller” (Signature) Aimee Miller (Print Name) 224 Datura St # 100 (Address) Building Manager (Occupation)	) ) ) ) ) ) ) ) ) ) )	Signed: “Philip Carrozza” Philip Carrozza